September 19, 2013

VIA FAX, OVERNIGHT MAIL AND EDGAR

Kevin Stertzel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	McGrath RentCorp

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 0-13292

Dear Mr. Stertzel:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 16, 2013 (the “Staff Letter”) with respect to the Company’s Form 10-K filed February 22, 2013 (the “Form 10-K”).

For the Staff’s convenience, we have reproduced the comment from the Staff Letter in full below and the comment is followed by the Company’s response. This letter is being sent via facsimile to fax number 703-813-6968 and via overnight courier to your attention and will be filed on EDGAR tagged as correspondence.

FORM 10-K for Fiscal Year Ended December 31, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 65

Staff’s Comment:

1.	We note your revenue recognition policy states that you recognize revenue for modular building rental related services including dismantlement and return delivery on a straight line basis over the term of the lease. Please explain why you believe it’s appropriate to recognize these revenues over the lease term, rather than in the period the services are performed.

Securities and Exchange Commission

September 19, 2013

Page Two

Company’s Response:

The Company leases fully constructed modular buildings customized per the lessee’s requirements. Agreements that transfer the right to use property, plant, or equipment meet the definition of a lease in ASC 840, Leases. Accordingly, modular building lease agreements contain a lease.

ASC 840 requires other elements not within the scope of ASC 840, such as “substantial services” in connection with the operation or maintenance of leased assets throughout the lease term, to be accounted for as elements separate from the lease in accordance with other applicable generally accepted accounting principles. Payments for dismantlement and return delivery of the modular building at the end of the lease term are not considered separate non-lease elements because they are not services to operate or maintain the asset.

Payments for dismantlement and return delivery services are considered minimum lease payments as defined by ASC 840. Minimum lease payments are payments that the lessee is obligated to make or can be required to make in connection with the leased property. Minimum lease payments include the fees imposed on a lessee to dismantle and remove a leased asset at the end of the lease term. For a lessor, minimum lease payments include all payments that would be considered to be minimum lease payments for the lessee and other items.

Payments for the initial delivery and installation, as well as the dismantlement and return, are obligations that are a part of the Company’s modular building lease agreements. These are integral to preparing the asset for its intended use and returning the leased asset back to the Company’s premises. The Company does not lease modular buildings without delivery, installation, dismantlement and return delivery of the leased asset.

ASC 840-20-25-1 requires that, for operating leases, if rental payments are not made on a straight-line basis, rental income shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which the benefit is derived from the leased property. Since the dismantlement and return delivery payments are minimum lease payments as defined, the associated fees are part of the total revenue of the lease. As a result, we recognize both the installation and dismantling and return delivery revenue on a straight-line basis over the term of the lease, which is the most representative basis of the time pattern in which the benefit is derived.

Comprehensive Income, page 70

Staff’s Comment:

2.	Your disclosure states that comprehensive income and net income are equivalent for all periods presented. Please tell us whether or not you recognized in any period presented, a foreign currency translation adjustment associated with your Canadian operations. If so, please explain why comprehensive income and net income are equivalent.

Securities and Exchange Commission

September 19, 2013

Page Three

Company’s Response:

The Company’s Canadian operations, TRS-RenTelco Inc. (“Canadian Branch”), functions as a branch sales office for the Company in Canada. The Canadian Branch is a direct and integral component and extension of the Company’s U.S. based operations. The Canadian Branch’s functional currency was determined to be the U.S. dollar based upon the economic facts and circumstances pertaining to the Canadian Branch operations such as the level of dependence on the Company to finance the day to day operations, the administrative and management oversight provided, product management expertise and rental equipment procurement. In addition, a large portion of the Canadian Branch’s customer billings are in U.S. dollars.

In accordance with ASC 830-30 – Foreign Currency Matters – Translation of Financial Statements, since the functional currency of the Canadian Branch and the reporting currency of the Company are both the U.S. dollar, there is no foreign currency translation adjustment required. As a result, all foreign currency transaction adjustments, or remeasurements, are reported in the results of operations in the period in which they occur. Therefore, comprehensive income and net income are equivalent for all periods presented.

Note 5 – Benefit Plans

Stock Options, page 74

Staff’s Comment:

3.	Please refer to ASC 718-10-50 and provide all the required disclosures contemplated in the guidance relating to your share based payment arrangements. Please provide us with your draft disclosure revisions as part of your response.

Company’s Response:

In future filings, beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2013, the Company will provide the following revised disclosure in compliance with ASC 718-10-50:

NOTE 5. EMPLOYEE BENEFIT PLANS

Stock Plans

The Company adopted the 2007 Stock Incentive Plan (the “2007 Plan”) effective June 6, 2007, under which 1,875,000 shares of common stock of the Company, plus the number of shares that remained available for grants of awards under the Company’s 1998 Stock Option Plan (the “1998 Plan”) and those shares that become available as a result of forfeiture, termination, or

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September 19, 2013

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expiration of awards previously granted under the 1998 Plan, were reserved for the grant of awards to its employees, directors and consultants to acquire common stock of the Company. The 2007 Plan is a shareholder approved plan with the initial 1,875,000 share authorization increased by 815,000 shares in 2009 and 1,500,000 shares in 2012. The 2007 Plan provides for the grant of awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), the vesting of which may be performance-based or service-based, and other rights and benefits. Each RSU issued reduces the number of shares of the Company’s common stock available for grant under the 2007 Plan by two shares. Options under the 2007 Plan are granted at an exercise price of not less than 100% of the fair market value of the Company’s common stock on the date of grant. The 2007 Plan replaced the Company’s 1998 Plan and the 2000 Long-Term Bonus Plan. There were no modifications to the 2007 Plan and no awards classified as liabilities in the year ended December 31, 2012.

Stock Options

As of December 31, 2012, a cumulative total of 6,424,600 shares subject to options have been granted with exercise prices ranging from $11.74 to $34.28. Of these, options have been exercised for the purchase of 2,733,845 shares, while options for 852,202 shares have been terminated, and options for 2,838,553 shares remained outstanding under the stock plans. Most of these options vest over five years and expire seven and ten years after grant. To date, no options have been issued to any of the Company’s non-employee advisors. As of December 31, 2012, 1,561,002 shares remained available for issuance of awards under the stock plans.

For the years ended December 31, 2012, 2011 and 2010, the share-based compensation expense was $3.9 million, $5.2 million and $4.2 million, respectively, before provision for income taxes. The Company recorded a tax benefit of approximately $1.5 million, $2.0 million and $1.6 million, respectively, related to the aforementioned share-based compensation expenses. There were no capitalized share-based compensation expense in the years ended December 31, 2012, 2011 and 2010. For the years ended December 31, 2012, 2011 and 2010, the share-based compensation expenses, net of taxes, reduced net income by $2.4 million, $3.2 million and $2.6 million, respectively, or $0.09, $0.13, and $0.11 per diluted share for each period, respectively.

Securities and Exchange Commission

September 19, 2013

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A summary of the Company’s option activity and related information for the three years ended December 31, 2012 is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In millions)
Balance At December 31, 2009	3,504,319	$22.09
Options Granted	282,000	23.72
Options Exercised	(422,069)	17.78
Options Cancelled/Forfeited/Expired	(19,800)	22.03

Balance At December 31, 2010	3,344,450	22.80
Options Granted	160,600	27.41
Options Exercised	(309,447)	17.19
Options Cancelled/Forfeited/Expired	(109,584)	25.01

Balance At December 31, 2011	3,086,019	23.52
Options Granted	128,500	29.63
Options Exercised	(327,498)	17.95
Options Cancelled/Forfeited/Expired	(48,468)	27.63

Balance At December 31, 2012	2,838,553	24.37	2.74	$13.4

Exercisable at December 31, 2012	2,322,258	24.64	2.36	$10.4
Expected to Vest after December 31, 2012	454,340	23.17	4.47	$2.7

The intrinsic value of stock options at any point in time is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock. The aggregate intrinsic value of options exercised and sold under the Company’s stock option plans was $3.7 million, $3.7 million and $3.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, determined as of the date of option exercise. As of December 31, 2012, there was approximately $3.5 million of total unrecognized compensation cost related to unvested share-based compensation option arrangements granted under the Company’s stock plans, which is expected to be recognized over a weighted-average period of 1.6 years.

Securities and Exchange Commission

September 19, 2013

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The following table indicates the options outstanding and options exercisable by exercise price with the weighted-average remaining contractual life for the options outstanding and the weighted-average exercise price at December 31, 2012:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding at December 31, 2012	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Grant Date Value	Number Exercisable at December 31, 2012	Weighted- Average Grant Date Value
$10–15	20,000	0.25	$11.74	20,000	$11.74
15–20	420,608	2.86	15.65	265,608	15.67
20–25	1,161,150	2.57	21.73	1,008,275	21.55
25–30	688,295	3.61	28.93	575,375	29.81
30–35	548,500	2.03	31.39	453,000	31.39

10–35	2,838,553	2.74	24.37	2,322,258	24.64

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of share-based compensation at the date of grant, which requires the use of accounting judgment and financial estimates, including estimates of the expected term option holders will retain their vested stock options before exercising them, the estimated volatility of the Company’s stock price over the expected term and the expected number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation amounts recognized in the Consolidated Statements of Income.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	Year Ended December 31,
	2012	2011	2010
Expected term (in years)	5.0	5.0	5.2
Expected volatility	52.1%	51.6%	51.2%
Expected dividend yields	3.2%	3.4%	3.8%
Risk-free interest rates	0.8%	2.0%	2.2%

The Company monitors option exercise behavior to determine the appropriate homogenous groups for estimation purposes. Currently, the Company’s option activity is separated into two categories: directors and employees. The expected term of the options represents the estimated period of time until exercised and is based on historical experience, giving consideration to the option terms, vesting schedules and expectations of future behavior. Expected stock volatility is

Securities and Exchange Commission

September 19, 2013

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based on historical stock price volatility of the Company and the risk-free interest rates are based on U.S. Treasury yields in effect on the date of the option grant for the estimated period the options will be outstanding. The expected dividend yield is based upon the current dividend annualized as a percentage of the grant exercise price.

Restricted Stock Units (“RSUs”)

The following table summarizes the activity of the Company’s RSUs, which includes service-based and performance-based awards, for the three years ended December 31, 2012:

	Number of Shares	Weighted- Average Grant Date Fair Value	Aggregate Intrinsic Value (in millions)
Balance at December 31, 2009	23,200	$15.62
RSUs Granted	106,200	23.91
RSUs Vested	(17,850)	15.62
RSUs Cancelled/Forfeited/Expired	(1,350)	15.62

Balance at December 31, 2010	110,200	23.61
RSUs Granted	125,800	27.99
RSUs Vested	(39,105)	23.91
RSUs Cancelled/Forfeited/Expired	(9,085)	25.36

Balance at December 31, 2011	187,810	26.33
RSUs Granted	109,200	31.37
RSUs Vested	(34,190)	27.85
RSUs Cancelled/Forfeited/Expired	—	—

Balance at December 31, 2012	262,820	28.22	$7.6

Performance-based RSUs vest over five years, with 60% of the shares immediately vesting after three years when the performance has been determined to have been met and 20% of the remaining shares vesting annually at the anniversary of the performance determination date, subject to continuous employment of the participant. There were 243,700 performance-based RSUs expected to vest as of December 31, 2012. Service-based RSUs have been issued to the Company’s directors and generally vest over one to two years. There were 19,120 service-based RSUs expected to vest as of December 31, 2012. No forfeitures are expected.

Share-based compensation expense for RSUs for the year ended December 31, 2012 and 2011 was $1.8 million and $2.6 million, respectively. As of December 31, 2012, the total unrecognized compensation expense related to unvested RSUs was $6.1 million and is expected to be recognized over a weighted-average period of 3.3 years.

Securities and Exchange Commission

September 19, 2013

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*    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3106, David Whitney, our corporate controller at (925) 453-3196, or our counsel, Jaclyn Liu of Morrison & Foerster LLP at (415) 268-6722. Thank you for your assistance.

Very truly yours,

/s/ Keith E. Pratt
Keith E. Pratt
Senior Vice President and Chief Financial Officer

cc:	W. John Cash

Division of Corporation Finance

United States Securities and Exchange Commission

Jaclyn Liu, Esq.

Morrison & Foerster LLP

Mike Rebholtz

Grant Thornton LLP